    EXHIBIT 19
WESTLAKE CHEMICAL PARTNERS LP

Insider Trading Policy

Revised and effective as of May 10, 2023

I.PURPOSE & SCOPE

1.0    In the normal course of business, the officers, directors, and employees of the general partner of Westlake Chemical Partners LP (the “Partnership”) and its subsidiaries and affiliates (collectively, “WLKP”) may come into possession of significant, sensitive information related to WLKP, another company with which WLKP is conducting business, or a possible transaction between WLKP and another company. This policy sets forth WLKP’s guidelines for the handling of confidential information and focuses specifically on confidential information with respect to U.S. federal securities laws related to “insider trading”. Further, the purpose of this policy statement is to:
•inform persons that are affiliated with WLKP of their responsibilities in this area of the law;
•establish a policy for those persons to follow to maintain confidentiality of information related to WLKP and other companies and to prevent misuse of that information; and
•explain the consequences of violating the law and this policy.
II. POLICY

    2.0    U.S. Insider Trading Laws: The Partnership is a registrant with the Securities and Exchange Commission (“SEC”) and as such is subject to the U.S. federal insider-trading laws. These laws generally prohibit any director, officer, board member or employee of WLKP who possesses material non-public information concerning WLKP or another public company from buying or selling securities of WLKP or the other company or passing on that information to others, such as friends or family members, who do so. It is WLKP’s policy that all personnel must refrain from insider trading of the securities of WLKP and other public companies in violation of federal law.
2.1    Compliance: All WLKP officers, directors, and employees must strictly comply with this policy. Moreover, no person should engage in any transaction in which he or she may even appear to be trading while in possession of inside information. Failure to observe this policy may result in serious legal difficulties for the employee, as well as WLKP. Persons violating this policy will be subject to disciplinary action, up to and including dismissal from WLKP.
2.2    Restrictions on Purchases and Sales: It is WLKP’s policy that if you possess material non-public information concerning WLKP or another company, neither you nor your spouse, minor children, or other adults living in your household, nor any family members who do not live in your household but whose transactions in securities of WLKP or another company are directed by you or subject to your influence or control, nor any entity controlled by you, may (i) buy or sell securities of WLKP or such other company (or options on such securities) or (ii) pass on such information to others.
2.3     Policy on Maintaining Confidentiality: All officers, directors, and employees should avoid communicating non-public company information to any person (including family members and friends) unless the person has a need to know the information for an appropriate business-related reason. This policy applies without regard to the materiality of the information. Consistent with the foregoing, officers, directors, and employees should be discreet with non-public information and refrain from discussing it in public places where it can be overheard, such as elevators, restaurants, and on public transportation. To avoid even the appearance of impropriety, you should at all times refrain from providing advice or making recommendations regarding the purchase or sale of the Partnership’s securities or the securities of other companies of which you have knowledge as a result of employment or association with WLKP. If an officer, director, or employee communicates information that someone else uses to trade illegally in securities, the legal penalties described in this policy are applicable, whether or not any personal benefit was derived from the illegal trading.
III.    RULE 10B5-1 TRADING PLANS
3.0    Plan Requirements: The Partnership requires that all trading plans adopted under Rule 10b5-1 of the Securities Exchange Act of 1934 (“Rule 10b5-1”) by an officer, employee or director be approved in writing by the Legal Department in advance of such adoption or amendment. A Rule 10b5-1 trading plan must be in writing and specify (including by formula) the amounts of, dates of, and prices at which the securities are to be traded or delegate discretion on those matters to an independent third party. A Rule 10b5-1 trading plan may not be adopted when the officer, employee or director is in possession of material nonpublic information about the Partnership. An officer, employee or director who wishes to enter into a Rule 10b5-1 trading plan must submit a written certification to the Legal Department certifying that the plan meets all of the requirements set forth in Rule 10b5-1, that such officer, employee or director is not aware of any material nonpublic information about the Partnership at such time, and that such officer, employee or director is adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions on insider trading.
3.2    Transactions Pursuant to a 10b5-1 Trading Plan: If such certification is provided and the trading plan meets the requirements of Rule 10b5-1, this policy permit officers, directors, employees and consultants to trade in Partnership securities regardless of their awareness of material nonpublic information. Once the Rule 10b5-1 trading plan is adopted, the officer, employee or director must not exercise any influence over the number of securities to be traded, the price at which they are to be traded or the date of the trade. If the officer, employee or director modifies or changes the number of securities to be purchased or sold, price or timing of the purchase or sale, or the formula, price or timing of the purchase or sale of securities, it will be deemed under Rule 10b5-1 to be a termination of the Rule 10b5-1 trading plan and the adoption of a new Rule 10b5-1 trading plan. Overlapping Rule 10b5-1 trading plans will not be approved if the overlapping plan does not fit within one of the exceptions specified in Rule 10b5-1.

3.3    Cooling Off Period: The first transaction under a Rule 10b5-1 trading plan may not be made until the later of (i) ninety (90) days after the adoption of the Rule 10b5-1 plan and (ii) two business days after the release of the Partnership’s financial results for the quarter in which the plan was adopted or modified.
IV.    RESPONSIBILITIES
4.0    Employees: Each employee is responsible to ensure his/her individual compliance with this policy and the corresponding law. Employees are further responsible to report any violations of this policy. They may do so by contacting the General Counsel.
4.1    Managers and Executives: Each manager and executive is responsible to ensure that all employees under his/her charge are made aware of the applicable provisions of this policy and to provide the necessary clarification and instructions to ensure compliance.
4.2    Legal Department: The Legal Department is charged with the administration of this policy to include: monitoring compliance, reviewing and recommending changes to the President and CEO, informing and training employees and responding to questions of officers, directors or employees of WLKP.
4.3    Modifications: The President and CEO is authorized to approve any changes to this policy.
V.    BLACKOUT PERIODS
5.0    Quarterly Blackout Periods: The Partnership’s announcement of its quarterly financial results almost always has the potential to have a material effect on the market for Partnership securities. Therefore, to avoid even the appearance of trading while aware of material nonpublic information, directors, officers and those employees designated on the “insider trading list” are prohibited from trading, and will not be pre-cleared to trade in Partnership securities, during the period beginning on the first business day of the month following the month that includes the 15th business day after the Partnership’s issuance of its quarterly earnings release and ending after the first full business day following the Partnership’s issuance of its next quarterly earnings release. From time to time, the General Counsel may, in consultation with the Chief Financial Officer, reduce, expand or otherwise amend the blackout periods.

5.1    Event-specific Blackout Periods: From time to time, an event may occur that is material to the Partnership and is known by only a few employees with material non-public information, directors and officers. So long as the event remains material and non-public, employees with material non-public information, directors and officers may not trade in Partnership securities. The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. If, however, a person whose trades are subject to pre-clearance requests permission to trade in Partnership securities during an event-specific blackout, the Legal Department may inform the requester of the existence of a blackout period, without disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. The failure of the Legal Department to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material nonpublic information.

DETAILED POLICY INFORMATION AND DEFINITIONS
I.    FEDERAL INSIDER-TRADING LAWS
    Summary of the Law. Federal insider-trading laws generally prohibit any officer, director, or employee (or any person related to an officer, director or employee) of WLKP who possesses material, non-public information (also referred to as “inside information”) relating to WLKP or another public company from buying or selling securities of WLKP or such other company or any publicly traded options on WLKP’s or that other company’s securities, or engaging in any other action to take advantage of, or pass on to others, that information. The mere fact that a person knows the information is generally enough to bar him or her from trading, even if the reasons for the potential trade are not based on that information.
Materiality. Information is considered “material” if there is a substantial likelihood that a reasonable investor would consider that information (whether positive or negative) important in making a decision to buy, hold or sell securities, or such information could affect the price of the security. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. By way of example, it is probable that the following information, in most circumstances, would be deemed material:
•annual, quarterly or monthly financial results;
•a change in earnings or earnings projections or other earnings guidance;
•negotiations and agreements regarding, or the occurrence of, a significant pending or proposed merger, acquisition, business combination or tender offer;
•material developments with creditors or significant changes in credit facilities or financing sources;
•impending announcements of bankruptcy or financial liquidity problems;
•a significant sale of assets or the disposition of a subsidiary;
•significant changes in prices, customers or suppliers;
•planned changes in dividend policies;
•declaration of a stock split or the offering of additional debt or equity securities;
•entering into of significant new contracts or the non-performance by a party under a significant existing contract;
•significant threatened litigation or significant developments in existing litigation;
•significant labor disputes;
•significant contracts;
•significant changes in the value of our derivatives portfolio;
•top management changes; and
•significant new products or discoveries, or results of important research and development.

This list is not intended to be exhaustive; other types of information may also be material. Before engaging in any securities transactions, officers, directors, and employees should consider carefully how the SEC and others might view such a transaction in hindsight.
When Information is Public. Information is considered “public” and no longer “inside” only after it has been effectively disclosed in a manner sufficient to ensure its availability to the investing public. This disclosure generally requires reporting on the Dow Jones tapes in the United States, the Associated Press or another wire service, Reuters Economic Services, or in the newspapers in major financial areas, or disclosure in filings with the SEC. Selective disclosure to a few persons does not make information public. Furthermore, adequate dissemination requires allowing enough time after the announcement for the market to react to the information. Generally, information will be deemed for purposes of this policy to have been adequately disseminated to and absorbed by the market by the beginning of the third business day after (and including) the date of its release to the communications media.
Tipping. Information that could have an impact on a company’s securities prices, including customers, suppliers, or potential parties to contracts, must not be passed on to other companies or people (such as family members, friends, relatives or business associates). When “tipping” occurs, both the “tipper” and the “tippee” may be held liable, and this liability may extend to all those to whom the tippee gives the information. The legal penalties described in this policy are applicable whether or not a person derives any benefit from another’s actions.
II.    COMPLIANCE AND PENALTIES
Surveillance. The SEC and the national securities exchanges in the U.S. have extensive surveillance facilities that are used to monitor trading in stocks and other securities. Frequently, these institutions have cooperative arrangements with comparable institutions outside the U.S. If a security transaction becomes the subject of scrutiny, the transaction will be viewed after the fact. As a result, before engaging in any transaction, all persons covered by this policy should carefully consider how regulators and others might view the transaction in hindsight.
Penalties. The consequences of insider-trading violations can be severe under federal law. The SEC takes the position that these laws apply to all transactions in securities or options of companies listed for trading in the U.S., whether or not the actual trades take place in the U.S. For individuals who trade on inside information (or tip information to others), penalties include:
•a civil penalty of disgorgement, or return, of profit gained or loss avoided, plus a fine of up to three times the profit gained or loss avoided;
•a criminal fine (no matter how small the profit) of up to $5 million; and
•a jail term of up to 20 years.
In addition to civil and criminal penalties, persons contemporaneously trading at the time of a violation of the insider trading laws have the right to sue the insider for an amount equal to the profit gained or loss avoided by the insider in such transaction, offset by any amounts the insider is required to disgorge by the SEC.
For a company (as well as any supervisory person of a company) that fails to take appropriate steps to prevent illegal trading, penalties include:

•a civil penalty of up to the greater of $1 million or three times the profit gained or loss avoided as a result of the employee’s violation; and
•a criminal penalty of up to $25 million.
    Disciplinary Action by the Partnership. Persons who violate this Policy shall be subject to disciplinary action by the Partnership, which may include termination or other appropriate action.